Contact

www.linkedin.com/in/jsemery
(LinkedIn)
www.supergoop.com (Company)

Top Skills

Real Estate Economics
Valuation
Real Estate

Stephen Emery

Partner at Supergoop!
Austin, Texas, United States

Experience

Supergoop!

Partner & Board Member
2012 - Present (10 years)
Greater New York City Area

Supergoop! is the first protective skincare brand that puts SPF at the forefront. We're on a mission to change the way the world thinks about sunscreen through our clean, feel-good, highly innovative formulas that are fun and easy to use daily—not to mention superpowered to shield your skin from the full spectrum of light and other aggressors (think blue light, pollution and more). To make wearing it easier than ever, we infuse SPF into your favorite beauty essentials that have traditionally never been made with your skin's health in mind. Our products are all about healthy, glowing skin for all skin tones, types and ages. We care for your skin today and protect it for tomorrow.

EQUITYMULTIPLE

Partner & Board Member
February 2015 - Present (7 years 9 months)

Online Marketplace for Private Real Estate Transactions
www.equitymultiple.com

Mission Capital Advisors, LLC

Principal
May 2002 - June 2019 (17 years 2 months)
Greater New York City Area

Specialist in Commercial & Residential Loan Portfolio Sales & Real Estate Capital Markets. Since joining the firm at inception, managed and closed in excess $20 billion of transactions on behalf of clients including Bank of Montreal, Bank of the West, Bank of America, CapitalOne, Keybank, Zions National Bank, CNO Financial, LNR Partners, Torchlight Investors, First Midwest Bank, Lone Star Funds, ORIX Capital Markets, FirstBank Puerto Rico and numerous others.

Additionally responsible for the ongoing corporate development and oversight of Mission's various technology related initiatives including the Mission Market asset-trading platform.

redIQ
Investor
2011 - May 2017 (6 years)
Greater New York City Area

Acquired: May 2017

Real Estate Data Intelligence

www.rediq.io

Banc of America Securities, LLC
Investment Banking Analyst
September 2000 - December 2001 (1 year 4 months)

Investment Banking Analyst covering the Retail & Consumer Goods Industry.

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Education

Southern Methodist University
Bachelor of Business Administration (BBA), Finance, General · (1996 - 2000)